SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JULY 27, 2022

I.	Date, Time and Place: On July 27, 2022, at 10 a.m., held exclusively digitally, considered held at the headquarters of Gol Linhas Aereas Inteligentes S.A. (“Company”), at Praça Comandante Linneu Gomes, s/n, Portaria 3, at the Board of Director’s meetings room, Jardim Aeroporto, ZIP Code 04626-020, in the city of and State of São Paulo. This Meeting began on July 26, 2022, at 12pm, and suspended at 6pm. The Meeting was subsequently resumed on July 27, 2022, at 10am.

II.	Call Notice and Attendance: The call was waived in view of the attendance of all members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Paulo Sergio Kakinoff, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer and Anmol Bhargava.

III.	Chair: Mr. Constantino de Oliveira Junior was the chairman of the meeting and invited me, Mrs. Ana Beatriz M. P. de Almeida Lobo, to act as secretary of the meeting.

IV.	Agenda: Resolve on the approval of (a) the Management Report and accounts presented by the Management for the Second Quarter 2022 ended June 30, 2022; (b) the Company’s individual and consolidated quarterly information (“ITR”) for the period ended on June 30, 2022, including the report on the review of quarterly information issued by pela da Ernest & Young Auditores Independentes (“Auditors”); (c) the Company's Unaudited Interim Condensed Consolidated Financial Statements for the period ended June 30, 2022; and (d) the execution, by the Company, of guarantee agreements, to guarantee the fulfillment of the obligations undertaken by Gol Linhas Aéreas S.A. ("GLA"), Company’s subsidiary, in the Lease Agreements to be entered into between (i) GLA and EOS AVIATION 9 (IRELAND) LIMITED ("MERX") and (ii) GLA and BANK OF UTAH ("GECAS").

V.	Initial Analysis and Suspension the Meeting: After due analysis of the documents that were available to the Board of Directors, the Directors decided to suspend the meeting for the period necessary for the independent auditors to present their opinion on the Financial Statements.

VI.	Resumption of the Meeting and Resolutions: With the work resumed at 10am of July 27, 2022, the members of the Board of Directors, in their entirety, discussed the matters on the Agenda and decided to approve, by unanimous vote and without any restrictions or reservations:

(a)             the Management Report and accounts presented by the Management for the Second Quarter 2022 ended June 30, 2022

(b)             the Company’s ITR for the period ended on June 30, 2022, including the report on the review of quarterly information issued by the Auditors, which, duly approved and initialed by the chairman and the secretary of the meeting, will be filed with the Company’s head office and disclosed on the due date;

(c)             the Company's Unaudited Interim Condensed Consolidated Financial Statements for the period ended June 30, 2022; and

(d)             the execution, by the Company, of 7 (seven) Guarantee Agreements, in order to guarantee the fulfillment of the obligations undertaken by Gol Linhas Aéreas S/A ("GLA"): (i) in the Aircraft Lease Agreement to be entered into between GLA and MERX for the lease of 1 737 MAX 8 aircraft, with number MSN 60202, and (ii) in the Aircraft Lease Agreements to be entered into between GLA and AERCAP/GECAS for the lease of 6 737-800 BCF Aircraft, with numbers MSN 34965, MSN 34279, MSN 34275, MSN 34964, MSN 35065 e MSN 36146 for support of the Meli operation (“Mercado Livre”).

I.	Suspension of the Meeting and Drawing-up of the Minutes: The word was offered to whoever might wish to use it and, as no one did, the work was suspended for the time necessary for the drawing up of these minutes, which, once the work was reopened, were read, checked, and signed by the those present.

Signatures: Chair: Chairman: Constantino de Oliveira Junior; Secretary: Mrs. Ana Beatriz M. P. de Almeida Lobo; Members of the Board of Directors Present: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Paulo Sergio Kakinoff, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo, Philipp Schiemer e Anmol Bhargava.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, July 27, 2022.

Constantino de Oliveira Junior Chairman	Ana Beatriz M. P. de Almeida Lobo Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer